P.E. 12/31/01

02014413

RECD S.E.C.
FEB 1 2 2002
1086

As filed with the Securities and Exchange Commission on February 11, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Results for Year Ended December 31, 2001, and for the Three Months Ended December 31, 2001

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
FEB 1 4 2002
THOMSON FINANCIAL

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F..X... Form 40-F. ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
.........................N/A..

NEWskies SATELLITES

New Skies Reports Solid Full Year and Fourth Quarter Results

Ongoing operations for full year 2001 compared to 2000 pro forma results:
Revenues grow 17 percent to $209.0 million
EBITDA up 23 percent to $118.8 million
Net income increases 75 percent to $33.1 million

The Hague, The Netherlands, February 7, 2002- New Skies Satellites N.V. (AEX, NYSE: **NSK**), the global satellite communications company, today reported solid financial results for the three months ended December 31, 2001. Revenues for the year were $209.0 million, EBITDA was $118.8 million and net income was $33.1 million.

The comparable results for the full year 2000 reflect the receipt of an exceptional one-time early contract termination payment of $19.7 million. New Skies is therefore also providing pro forma results, which exclude the positive impact of the $19.7 million payment received, as the basis for comparing the ongoing operations of the business.

Highlights

	3 months ended December 31		Year ended December 31			
US$ millions (except per share amounts)	**2001 Actual**	**2000 Actual**	**2001 Actual**	**2000 Proforma[1]**	**% Proforma[1] Increase**	**2000 Actual**
Revenues	$52.4	$49.4	$209.0	$178.5	17%	$198.3
Operating income	11.5	10.2	43.4	26.9	61%	46.6
Net income	7.8	8.4	33.1	18.9	75%	31.7
EBITDA	30.8	28.2	118.8	96.8	23%	116.5
EBITDA margin	58.8%	57.0%	56.8%	54.2%	5%	58.8%
Basic and diluted earnings per share	$0.06	$0.07	$0.25	$0.17	47%	$0.29

[1] *Pro forma figures exclude the positive effect of a $19.7 million one-time early contract termination payment received in the third quarter of 2000, as discussed above.*

Commenting on the results, CEO Dan Goldberg said:

"2001 was another strong year in which we again delivered on our business plans and objectives. We are very pleased with our results for both the quarter and full year, particularly with the significant annual growth at the net income and EBITDA levels. Against the backdrop of a challenging market for telecommunications services, New Skies achieved, on a pro forma basis, net income growth for the year of 75 percent with a 17 percent increase in revenues. These results are a clear endorsement of the strength of our team and our single-minded focus on growing the business. Furthermore, the increase in the EBITDA margin reflects our ability to leverage the infrastructure investments we have made to date."

The following commentary compares the actual results for the fourth quarter 2001 with the same period in 2000, and the actual full year 2001 results with the pro forma results for 2000 which exclude the receipt of the one time early contract termination payment of $19.7 million, as the basis for comparing the ongoing operations of the business:

- Revenues for the full year 2001 grew by 17 percent, or $30.4 million, to $209.0 million, compared to pro forma revenues of $178.6 million in 2000. In the fourth quarter 2001, New Skies recorded revenues of $52.4 million, reflecting growth of 6 percent or $3.0 million. The considerable annual revenue growth is attributable to the success in increasing the fleet-wide average yield per transponder over the same period in the previous year and increasing the fill rate of the station-kept satellite fleet to 65 percent as compared with 63 percent at the end of 2000.

- EBITDA (earnings before interest, taxes, depreciation and amortization) for 2001 increased by 23 percent to $118.8 million as compared to pro forma EBITDA of $96.8 million. The EBITDA margin grew to 56.8 percent in 2001, up from 54.2 percent for 2000. In the fourth quarter 2001, EBITDA increased by 9 percent to $30.8 million, with the EBITDA margin improving to 58.8 percent from 57.0 percent. This reflects the company's ability to leverage the infrastructure investments made to date.

- Net income for 2001 was $33.1 million, or $0.25 diluted earnings per share, up 75 percent from pro forma net income of $18.9 million and $0.17 diluted earnings per share for 2000. The marked increase in 2001 primarily relates to the improvement in operating performance enhanced by the full year effect of interest income earned from the unexpended proceeds of our October 2000 initial public offering. For the fourth quarter 2001, net income was $7.8 million compared to $8.4 million in the same period in the prior year resulting primarily from lower interest income stemming from lower interest rates and cash balances available for investment.

- New Skies closed the fourth quarter of 2001 with more than $130 million in cash and cash equivalents and no debt.

Operating Highlights:

- Announced the appointment of New Skies' new chief executive officer, Dan Goldberg.
- Customer base grew from 159 to 218.
- Signed significant customer contracts with:
    - US-based Turner Broadcasting and Verestar
    - India-based Data Access, Primus India and Zee Interactive Multimedia Limited
    - Embratel and Star One of Brazil
    - Russian Ugra-Telecom
    - Kosovo-based ISP IPKOnet
    - Dutch system integrator Maqsat
    - Pakistan ISP Cybernet
- Granted full authority by the FCC to serve the U.S. market.
- Signed a contract with Boeing Satellite Systems for an 88-transponder satellite which, when launched in the second half of 2003, will be the only satellite offering simultaneous coverage of all 50 US states and all of Central and South America with a single C-band beam.

- The arbitration case regarding New Skies' cancellation of a satellite contract was unanimously resolved in favor of New Skies which, as a result, received the full payment of $53.3 million.
- Expanded regional sales and marketing force with appointments in Africa, Europe, Asia, the Middle East and Australia.
- Successfully assumed operational control of NSS-703, 803 and 806 from INTELSAT and now performing all tracking, telemetry, control and monitoring functions for all new satellites directly from New Skies' own satellite operations center.
- Continued investment in satellite programs with three spacecraft under construction which, when launched, will double the transponder capacity of the New Skies satellite fleet to meet the needs of New Skies' expanding customer base.
- Completed construction, installation and staffing of a global network operations center at New Skies' Washington D.C. mediaport in the United States. The mediaport now offers 24 x 7 customer service including diagnostics and implementation, as well as a state-of-the-art co-location facility fully connected to New Skies' global satellite network.
- Added seven digital platforms to support growing demand for IPsys® Internet backbone connectivity services primarily in Asia and the Middle East.

Outlook

CEO Dan Goldberg said:

"Looking forward, 2002 will be a watershed year for New Skies as we launch two new state-of-the-art satellites, satellites that will give us significant new inventory to drive our growth in the years ahead. We anticipate that NSS-7, a replacement satellite, will be ready to accommodate new customer requirements in approximately August, 2002, following in-orbit testing and the transition of traffic from the two satellites it is replacing. NSS-6 is expected to be launched in October this year and be ready for commercial service in December, 2002. Importantly, because these new satellites will not be placed into commercial service until late in 2002, they will not have a meaningful revenue impact until 2003. For this reason, as well as the continued challenging economic environment, we expect revenue and EBITDA performance in 2002 to be largely in line with 2001 results. Earnings per share for 2002, however, is expected to be significantly reduced compared to 2001 primarily due to higher depreciation charges associated with the launch of the new satellites and reduced interest income.

"Over the past three years, we have consistently achieved significant growth in revenues, EBITDA and net income. As a result, our revenues today, from both a services and geographic perspective, are well-balanced and diversified.

"From a services perspective, 41 percent of our revenues are derived from video transmission, 30 percent from transmission of data and voice traffic, and 29 percent from IP related traffic. Geographically, 33 percent of our revenues come from North America, 22 percent from Europe, 19 percent from India, the Middle East and Africa, 17 percent from Latin America, and 9 percent from Asia Pacific.

"Going forward we will be concentrating on these same core service offerings with the same global approach and focus we have emphasized to date. Transmission of Internet traffic has been the largest new revenue contributor over the past three years. While we expect these services to continue to make substantial revenue contributions in 2002, we anticipate that video and corporate data services will account for an increasing portion of new business revenues. And once NSS-6 enters commercial service, we believe that our revenues will become even more well-diversified from a geographic perspective, with Asia becoming a larger regional contributor.

"While we remain strongly focused on our day to day business and the organic growth we ultimately will achieve from launching our new satellites and exploiting the rights to our additional orbital locations, we are also poised to take advantage of strategic opportunities in an industry sector marked by increasing consolidation. New Skies' strong cashflow and debt-free balance sheet will allow us to aggressively pursue those opportunities as they arise. Combining organic growth with some targeted consolidation opportunities will make New Skies an even more effective competitor in the market for global satellite services."

About New Skies Satellites (AEX, NYSE: NSK)
New Skies is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has five satellites in geosynchronous orbit and ground facilities around the world. The company also has three new spacecraft under construction, which are planned to serve the Atlantic Ocean Region, Asia and the Americas. In line with its growth strategy, the company has secured certain rights to make use of four additional orbital positions. New Skies is headquartered in The Hague, The Netherlands, and has offices in London, Johannesburg, New Delhi, São Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com .

Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 pm (CET). To listen in please dial +44 (0) 20 8781 0579, passcode "New Skies".

The conference call will also be available for replay, 24 hours a day for the subsequent 5 working days. The international dial in number is +44 20 8288 4459 , passcode 679192.

If for any reason there is a problem with the connection for the call, please dial the alternative number: +44 20 7950 1251, passcode "New Skies".

For more information, please contact:
Elizabeth Hess,
Corporate Communications, New Skies Satellites +31 70 306 4133
ehess@newskies.com

Boris Djordjevic,
Investor Relations, New Skies Satellites +31 70 306 4183
bdjordjevic@newskies.com

Frank De Maria, Brunswick +44 20 7404 5959
fdemaria@brunswickgroup.com

Nina Pawlak, Brunswick +1 212 333 3810
npawlak@brunswickgroup.com

Safe Harbor

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2000. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands of U.S. Dollars, except share data)

	December 31, 2001	December 31, 2000
Assets		
Current Assets		
Cash and cash equivalents	$ 138,268	$ 232,898
Trade receivables	41,981	47,016
Prepaid expenses and other	9,139	7,343
Total Current Assets	189,388	287,257
Communications, plant and other property, net	886,244	685,413
Deferred tax asset	11,441	12,823
Other receivables	-	51,452
Goodwill, net and other assets	22,730	27,672
TOTAL	$ 1,109,803	$ 1,064,617
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 20,350	$ 20,905
Income taxes	22,357	5,170
Deferred revenues	8,848	8,586
Satellite performance incentives	4,610	4,372
Total Current Liabilities	56,165	39,033
Long Term Liabilities	16,454	20,027
Shareholders' Equity		
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	-	-
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05, none issued)	-	-
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 130,570,241 and 130,561,338 issued and outstanding, respectively)	6,026	6,026
Additional paid-in capital	976,168	976,177
Retained earnings	60,664	27,596
Other	(5,674)	(4,242)
Total Shareholders' Equity	1,037,184	1,005,557
TOTAL	$ 1,109,803	$ 1,064,617

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Income

Years ended December 31, 2001 and 2000
(In thousands of U.S. Dollars, except share data)

	Year ended December 31, 2001	Year ended December 31, 2000[1]
Revenues	$ 209,028	$ 198,294
Operating expenses:		
Cost of operations	51,533	47,022
Selling, general and administrative	38,733	34,765
Depreciation and amortization	75,338	69,870
Total Operating Expenses	165,604	151,657
Operating income	43,424	46,637
Interest and other income, net	9,008	2,543
Income Before Income Tax Expense	52,432	49,180
Income tax expense	(19,364)	(17,506)
Net Income	$ 33,068	$ 31,674
Basic and diluted earnings per share	$ 0.25	$ 0.29

Three-month periods ended December 31, 2001 and 2000 (Unaudited)
(In thousands of U.S. Dollars, except share data)

	Three-month period ended December 31, 2001	Three-month period ended December 31, 2000
Revenues	$ 52,446	$ 49,424
Operating expenses:		
Cost of operations	11,979	12,401
Selling, general and administrative	9,645	8,862
Depreciation and amortization	19,305	17,945
Total Operating Expenses	40,929	39,208
Operating income	11,517	10,216
Interest and other income, net	789	3,259
Income Before Income Tax Expense	12,306	13,475
Income tax expense	(4,528)	(5,071)
Net Income	7,778	8,404
Basic and diluted earnings per share	$ 0.06	$ 0.07

[1] *Revenues for year ended December 31, 2000, include receipt of an exceptional one-time early contract termination payment of $19.7 million.*

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Cash Flows

Year ended December 31, 2001 and 2000
(In thousands of U.S. Dollars)

	Year ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 33,068	$ 31,674
Adjustments for non-cash items:		
Depreciation and amortization	75,338	69,870
Deferred taxes	1,382	4,943
Amortization of unearned stock compensation	972	1,757
Changes in operating assets and liabilities:		
Trade receivables	4,940	(7,932)
Prepaid expenses and other	(1,855)	800
Accounts payable and accrued liabilities	(321)	9,291
Deferred revenues	(129)	2,288
Income taxes payable	17,296	5,170
Net Cash Provided By Operating Activities	130,691	117,881
Cash flows from investing activities:		
Payments for communication, plant and other property	(274,167)	(118,480)
Reimbursement of KTV construction costs	51,452	-
Acquisition of business	-	(30,462)
Net Cash Used In Investing Activities	(222,715)	(148,942)
Cash flows from financing activities:		
Stock options exercised	67	-
Ordinary shares issued	-	255,860
Proceeds from issuance of short term debt	-	20,000
Repayment of short term debt	-	(42,000)
Satellite performance incentives and other	(2,553)	(3,392)
Net Cash (Used) Provided By Financing Activities	(2,486)	230,468
Effect of exchange rate differences	(120)	(551)
Net change in cash and cash equivalents	(94,630)	198,836
Cash and cash equivalents, beginning of period	232,898	34,062
Cash and cash equivalents, end of period	$ 138,268	$ 232,898

Cash payments for interest (net of amounts capitalized) was $0.9 million for the year ended December 31, 2000. Income taxes paid amounted to $0.8 million in 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: ______________________

Name: Mary J. Dent

Title: General Counsel and Member of Board of Management

Date: 02/11/02